

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Kim Stratton
Chief Executive Officer
Orphazyme A/S
Ole Maaløes Vej 3, DK-2200
Copenhagen N
Denmark

      Re: Orphazyme A/S
          Amendment No. 2 to Registration Statement on Form F-1
          Filed September 23, 2020
          File No. 333-248607

Dear Ms. Stratton:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed on September 23, 2020

Exhibits

1. We note that counsel's revised Exhibit 5.1 opinion assumes copies of minutes or resolutions correctly record the proceedings at such meetings and/or subject matter which they purport to record, and that all resolutions set out in such copies were duly passed. It is inappropriate for counsel to assume that all necessary corporate action was taken to authorize the issuance of the securities covered by the registration statement. Please have counsel file a revised opinion that does not assume such matters. We will not object to assumptions that a pricing committee of the Board of Directors will have taken action necessary to set the sale price of the securities or that investors will actually pay the purchase price. Refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Joshua A. Kaufman, Esq.